[LOGO]  COMPANHIA BRASILEIRA DE DISTRIBUICAO
        Grupo Pao de Acucar


For additional information please contact:

Ricardo Florence dos Santos                         David Carey / Rosemary Otero
Companhia Brasileira de Distribuicao                           Edelman Financial
(55-11) 886-0421                                           (212) 704-4449 / 4486
ricflore@paodeacucar.com.br                              david_carey@edelman.com


              COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD) ANNOUNCES
                          MARCH 1999 NET SALES FIGURES

o        March 1999 All Stores Sales grew 47.6%
o        Same Store Sales Increased 10.6%
o        Number of Clients Increased 76.6% compared to March 1998

Sao Paulo, Brazil, April 19, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited March 1999 net sales figures. The information discussed below represents net sales variations of CBD all stores and same store formats.

Total net sales for March 1999 increased 47.6% to R$450.5 million compared to the same period of 1998. Same store net sales in March grew 10.6% compared to March 1998.

Net Sales by Division 1999/1998 - Variation (%)
(Preliminary, non-audited)

                    ------------------------------------------------------------
                          Nominal Currency               Constant Currency
                          (Corporate Law)               (Indexed by IGP-DI)
                    ------------------------------ -----------------------------
                               March                           March
-------------------------------------------------- -----------------------------
                        Total           Same            Total          Same
-------------------------------------------------- -----------------------------
Pao de Acucar           26.7%           21.0%             18.0%        12.7%
Extra                   71.6%            3.9%             59.8%        -3.3%
Barateiro                   -           28.4%                 -        19.6%
Eletro                   8.0%          -21.2%              0.5%       -26.7%
-------------------------------------------------- -----------------------------
CBD                     47.6%           10.6%             37.4%         3.0%
--------------------------------------------------------------------------------

Preliminary, non-audited financial results indicate total net sales for the first quarter of 1999 reached R$1,284.5 million, a 46.5% increase compared to the same period of the previous year (including Peralta sales for February).

Factors which contributed to these results were:

o The Pao de Acucar division continued to show strong growth in same store sales, reflecting store re-openings and renovations, investments made in modernization and personnel training, as well as high food participation in the sales mix (approximately 95%), benefiting from the low elasticity of the food retail sector given macro-economic conditions;

o Improvement of the Extra division performance compared to February 1999 (same store growth of 1.6%), when sales were affected by abnormally heavy rain in Sao Paulo city. However, this division's sales performance is not in line with strong numbers shown in the supermarket division, mainly due to higher participation of non-food products in its sales mix (approximately 30%).

                                    - more -


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o    The  Eletro division continued to show a decrease in same store sales, reflecting the effects of the recent changes in Brazilian exchange policy. The Eletro division currently represents 4.4% of total CBD sales, compared to 6.1% in March 1998.

o Same store sales in the Barateiro division increased 28.4%, mainly due to the performance of 20 Pao de Acucar supermarkets converted into Barateiro stores (18 stores converted in March), as well as 2 stores, formerly part of the Superbox division, which were added to the Barateiro division. By March, Peralta's operations were fully integrated into CBD's operations, resulting in the retirement of the Peralta brand. Performance of these stores are already included in total sales, allocated to each division as follows: 14 stores in Pao de Acucar, 23 stores in Barateiro and 1 hypermarket in Extra.

o CBD continues to increase its customer base. Based on the number of sales transactions, the number of CBD clients increased 76.6% compared to March 1998. CBD sales area in the same period increased 41.2%.

There continues to be a trend toward reduced credit sales, lowering the Company's exposure to credit risk. As a result, the Company recorded an increase in cash and credit card sales, and a decrease in installment and post-dated check sales.

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Form of Payment           2Q98          3Q98         4Q98        1Q99
--------------------------------------------------------------------------------
Cash                      49.5%        51.8%         53.8%       56.2%
Credit Card               22.3%        22.1%         21.5%       22.9%
Food Voucher               7.4%         7.5%          7.3%        7.2%
Post-dated Checks         14.8%        12.8%         11.9%       10.5%
Installments               6.0%         5.8%          5.5%        3.2%
--------------------------------------------------------------------------------

Companhia Brasileira de Distribuicao operates a total of 322 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.

                       http: //www.gruppaodeacucar.com.br

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